Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

June 4, 2025

VIA EDGAR CORRESPONDENCE

Mr. Kenneth Ellington

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (File Nos. 033-00507; 811-04419) (the “Registrant,” and each series thereof a “Portfolio,” and together, the “Portfolios”)

Comments Pursuant to Review of the Registrant’s Financial Statements for the Fiscal Year Ended December 31, 2024, filed on Form N-CSR (the “Filing”)

Dear Mr. Ellington:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Filing, which was submitted via EDGAR to the Securities and Exchange Commission (the “SEC”) on March 4, 2025 (SEC Accession Nos. 0001193125-25-045302 and 0001193125-25-045299). The Staff’s comments were conveyed to the Registrant by telephone on May 5, 2025.

Below are the Staff’s comments on the Filing and the Registrant’s responses thereto. The Staff noted that all comments are meant to apply going forward to future Form N-CSR filings by the Registrant.

1.

Comment: With respect to Level 3 securities identified in the footnotes to the Schedule of Investments, please disclose that the value of such securities was determined using significant unobservable inputs consistent with Footnote 9 of Article 12-12 of Regulation S-X.

Response: The Registrant will include the noted disclosure in future financial statements as applicable.

2.

Comment: The Staff notes that Transamerica WMC US Growth VP held a significant portion of its net assets in the information technology sector (47.6%) as of December 31, 2024, however the most recent prospectus did not include risk disclosure specific to the information technology sector. The Staff notes that sector risk should be included in a fund’s prospectus if a fund has a significant amount of its net assets invested in a single sector. The Staff further notes that if a fund consistently focuses in a particular sector, for a period of three or more years, such sector risk should be included in the fund’s prospectus. Please explain supplementally why information technology sector risk disclosure is not included in the Portfolio’s prospectus.

Response: The Registrant notes that “Focused Investing” risk is included in the “More on the Risks of Investing in Each Portfolio” section of Transamerica WMC US Growth VP’s current prospectus. That risk factor addresses, among other things, the risks associated with investing a significant portion of Portfolio assets in a limited number of sectors. In response to the Staff’s comment, the Registrant plans to supplement the Portfolio’s prospectus and summary prospectus to include “Information Technology Sector” risk as a principal risk of the Portfolio.

3.

Comment: Please consider adding a footnote to the Financial Highlights section of the financial statements stating that the performance calculations of a Portfolio do not reflect any fees and/or expenses imposed by a variable life insurance policy or variable annuity contract that invests in the Portfolio.

Response: The Registrant will include this disclosure in future financial statements.

4.

Comment: The Staff notes that a number of Portfolios appear to be funds of funds. Please include a general description of the Portfolio’s structure in the notes to Financial Statements consistent with FASB Accounting Standards Codification (“ASC”) 946-235-50-5.

Response: The Registrant will include the noted disclosure for those Portfolios which operate as funds of funds in future financial statements.

5.

Comment: The Staff notes that several of the Portfolios invest significantly in various iShare Exchange Traded Funds. Please provide disclosure in the Financial Statements informing an investor how to obtain a copy of an underlying fund’s financial statements consistent with IM-DCFO 1997-02 “Dear CFO Letter” dated November 22, 2019.

Response: The Registrant will include the noted disclosure for the relevant Portfolios in future financial statements.

6.

Comment: Transamerica International Focus VP and Transamerica TSW International Equity VP each disclose significant tax reclaim receivables as of December 31, 2024. Please explain supplementally which country or countries these receivables relate to and how the Portfolios monitor the collectability of such receivables.

Response: The Registrant notes that the tax reclaim amounts reported on the Statement of Asset and Liabilities for Transamerica International Focus VP pertain to the following countries: Austria, Switzerland, Germany, Denmark, and Japan. The Registrant notes that the tax reclaim amounts reported on the Statement of Asset and Liabilities for Transamerica TSW International Equity VP pertain to the following countries: Switzerland, Belgium, Germany, Denmark, and United Kingdom. The Portfolios have engaged their custodian, State Street Bank and Trust Company (“State Street”), to monitor tax reclaims and assist the Portfolios with the submission and processing of treaty-based reclaims, which includes providing required documentation and managing the process through State Street’s automated proprietary Tax Reclaim System (“TRS”). TRS tracks the progress of all tax reclaim filings, monitors applicable receivables, and provides reconciliations between State Street’s custody and accounting systems to ensure the accuracy of reclaim accruals. Transamerica Asset Management, Inc. (“TAM”), the Portfolios’ investment manager, has also solicited the assistance of WTax to monitor and submit for tax reclaims. TAM oversees and monitors the tax reclaim process, including the review of regular reporting from State Street and WTax.

7.

Comment: In the Form N-CEN filed on March 13, 2025, the response to Item C.6.g. for Transamerica WMC US Growth VP reflects net income from securities lending activities, however Item C.6.f. does not disclose the monthly average of the value of portfolio securities on loan during the reporting period. Please include a response to Item C.6.f. going forward, as applicable.

Response: The Registrant will include the noted information, as applicable, in future Form N-CEN filings.

Please contact the undersigned at (443) 475-3058 with any questions.

Very truly yours,

/s/ Joshua Durham
Joshua Durham
Vice President, Chief Operating Officer and
Interim Treasurer
Transamerica Series Trust